Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.:	(631) 737-8381
Fax:	(631) 737-8382
email:	mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

March 5, 2007

Mark P. Shuman, Branch Chief-Legal
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Global Advance Corporation
Registration Statement on Form SB-2
Filed: January 30, 2007
File No. 333-140320

Dear Mr. Shuman:

Enclosed herewith for filing on behalf of Global Advance Corporation. (the “Company”), pursuant to the Securities Exchange Act of 1933, please find the Company’s Amendment No. 1 to its Registration Statement on Form SB-2, marked to show the changes to the Company’s Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission on January 30, 2007.

We received your letter of February 27, 2007, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Cover Page
Comment
1.
Please reformat the pages that are designated as page 5 and 6 so that all of the information required by Item 501 of Regulation S-B appears on the cover page of the prospectus. Please note that you may wish to eliminate the table, but that you may omit the table to simplify the presentation.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of February 27, 2007 for Registration Statement on Form SB-2, for Global Advance Corporation.
March 5, 2007

Response
We have reformatted the Registration Statement on Form SB-2.

Our Direct Public Offering, page 8
Comment
2.
We note from the disclosure on page 17 and II-1 that the estimated expenses of the offering are approximately $25,000. Because the offering expenses will be at least 25% of the offering proceeds you receive, please disclose the potential effect of the offering expenses in the prospectus summary. Additionally, state that the offering expenses may exceed the gross proceeds

Response
We have added the following to the disclosure,
“The expenses associated with this offering are estimated to be $25,011, or approximately 35% of the gross proceeds of $100,000 if all the shares offered by us are purchased. If all the shares offered by us are not purchased, then accordingly, the percentage of offering expenses to gross proceeds will be higher, and lower amount of proceeds will be realized from this offering. If we are unsuccessful in raising sufficient gross proceeds from this offering, then it is possible that out offering expenses may exceed our gross proceeds.”

Our Business, page 20
Third-Party Manufacturers, page 21
Comment
3.	Please disclose any current discussions or other consideration being given to such arrangements.

Response
We have added the following to the disclosure, “There are currently no discussions or other consideration being given to any third party manufacturers until we commence our raise of capital.”

Intellectual Property, page 21

4.	Please file a copy of the agreement with IdeaPlus concerning the acquisition of the intellectual property for the two-pedal computer mouse.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of February 27, 2007 for Registration Statement on Form SB-2, for Global Advance Corporation.
March 5, 2007

Response
We have included a copy of the agreement with IdeaPlus as Exhibit 10.2.
Management’s Discussion and Analysis or Plan of Operation, page 22

5.
Please clarify the bases for your estimates to “construct a basic prototype of the proposed product” and to “bring the product to market”. We note that on page 21 you disclose that you “have not yet approached or spoken with any such partners or licensees.”

Response
We have revised page 21 as follows,
“The Company has not initiated discussion as such however this estimate is coming from the Company Idea Plus from whom the Company acquired the technology. This was an estimate given to the Company by them when the acquired technology was originally acquired. Please note that Idea Plus is an entity that acquires (or enters into royalty agreements with Patent Owners) technology/patents and further expands marketing, thus their estimate can be relied upon.”

Management, page 25
Comment
6.	Please disclose the occupation for Mr. Judah Steinberger from 2000 to 2002 when he became employed by Yefe Nof.

Response
We have revised the disclosure as follows,
“Mr. Steinberger in the period 2000-2002 worked for a Company called FeldHeim Publishing Ltd , (located in Jerusalem Israel ) , an international book publishing Company . He position was General Manager and Treasurer.”

Part II
Item 27. Exhibits, page II-3
Comment
7.	We will review exhibits 3.1, 3.2, 3.3, and 10.1 when those documents are filed, and we may have comments concerning the related disclosure at that time.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of February 27, 2007 for Registration Statement on Form SB-2, for Global Advance Corporation.
March 5, 2007

Response
We have filed exhibits 3.1, 3.2, 3.3, and 10.1 with Amendment No. 1

Item 26. Undertakings, page 28
Comment
8.	Since it appears that Global Advance Corp. does not qualify for the use of Rule 430B, please delete the undertakings included pursuant to Item 512(g)(1) of Regulation S-B.

Response
We have removed the reference to Rule 430A from the undertakings.

This letter responds to all comments contained in your letter of February 27, 2007. We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

Michael S. Krome

cc:	Oren Rozenberg
Chief Executive Officer
Global Advance Corporation